 Filed Pursuant to Rule 433
Registration No. 333-280715
Issuer Free Writing Prospectus dated July 8, 2024
Relating to Preliminary Prospectus Supplement dated July 8, 2024

PRICING TERM SHEET
DATED JULY 8, 2024

$1,250,000,000 5.050% SENIOR NOTES DUE 2027
$2,250,000,000 5.050% SENIOR NOTES DUE 2029
$1,500,000,000 5.150% SENIOR NOTES DUE 2031

The information in this pricing term sheet supplements Broadcom Inc.’s (“Broadcom”) preliminary prospectus supplement, dated July 8, 2024 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Broadcom Inc. (Nasdaq: AVGO)

Securities Offered:
$1,250,000,000 aggregate principal amount of 5.050% Senior Notes due 2027 (the “2027 Notes”)

$2,250,000,000 aggregate principal amount of 5.050% Senior Notes due 2029 (the “2029 Notes”)

$1,500,000,000 aggregate principal amount of 5.150% Senior Notes due 2031 (the “2031 Notes” and, together with the 2027 Notes and the 2029 Notes, the “Notes”)

Pricing Date:	July 8, 2024

Closing Date:	July 12, 2024 (T+4)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:
Broadcom estimates that the net proceeds from this offering, after deducting the underwriting discounts, will be approximately $4,974,910,000.  Broadcom intends to use the net proceeds from the sale of the Notes to prepay a portion of the term A-2 loans under our term loan credit agreement and for general corporate purposes.

Ratings:*	Baa3 (Positive) (Moody’s Investors Service, Inc.) BBB- (Stable) (Fitch Ratings Inc.) BBB (Stable) (S&P Global Ratings)

Maturity Date:	2027 Notes: July 12, 2027 2029 Notes: July 12, 2029 2031 Notes: November 15, 2031

Interest Rate:
2027 Notes: 5.050% per year on the principal amount of the 2027 Notes
2029 Notes: 5.050% per year on the principal amount of the 2029 Notes
2031 Notes: 5.150% per year on the principal amount of the 2031 Notes

Interest Payment Dates:
January 12 and July 12, beginning January 12, 2025 and accruing from July 12, 2024, in respect of the 2027 Notes and the 2029 Notes

May 15 and November 15, beginning November 15, 2024 and accruing from July 12, 2024, in respect of the 2031 Notes

Record Dates:	December 28 and June 27, in respect of the 2027 Notes and the 2029 Notes May 1 and November 1, in respect of the 2031 Notes

Price to Public:	2027 Notes: 99.983% of the principal amount 2029 Notes: 99.869% of the principal amount 2031 Notes: 99.838% of the principal amount

Benchmark Treasury:	2027 Notes: UST 4.625% due June 15, 2027 2029 Notes: UST 4.250% due June 30, 2029 2031 Notes: UST 4.250% due June 30, 2031

Benchmark Treasury Price / Yield:	2027 Notes: 100-19 / 4.406% 2029 Notes: 100-02 ¾ / 4.230% 2031 Notes: 100-04 ¼ / 4.228%

Spread to Benchmark Treasury:	2027 Notes: +65 basis points 2029 Notes: +85 basis points 2031 Notes: +95 basis points

Yield to Maturity:	2027 Notes: 5.056% 2029 Notes: 5.080% 2031 Notes: 5.178%

CUSIP Number:	2027 Notes: 11135F BZ3 2029 Notes: 11135F BX8 2031 Notes: 11135F BY6

ISIN Number:	2027 Notes: US11135FBZ36 2029 Notes: US11135FBX87 2031 Notes: US11135FBY60

Redemption at Broadcom’s Option:
Prior to June 12, 2027 (1 month prior to their maturity date) (the “2027 Par Call Date”), in the case of the 2027 Notes, prior to June 12, 2029 (1 month prior to their maturity date) (the “2029 Par Call Date”), in the case of the 2029 Notes, and prior to September 15, 2031 (2 months prior to their maturity date) (the “2031 Par Call Date” and each of the 2027 Par Call Date, the 2029 Par Call Date and the 2031 Par Call Date, a “Par Call Date”), in the case of the 2031 Notes, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by Broadcom (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (in the case of the 2027 Notes), 15 basis points (in the case of the 2029 Notes) or 15 basis points (in the case of the 2031 Notes) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, Broadcom may redeem the Notes of each applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Joint Book-Running Managers:
BofA Securities, Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.

Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Changes from Preliminary Prospectus Supplement:

In addition to pricing information set forth above, the Preliminary Prospectus Supplement will be updated to reflect the following changes (and other information is deemed to have changed to the extent affected thereby):

Description of Notes:
The following paragraph replaces the second full paragraph on page S-17 of the Preliminary Prospectus Supplement:

The Notes are to be issued under an indenture, to be dated as of July 12, 2024 (the “base indenture”), as supplemented by a supplemental indenture, to be dated as of July 12, 2024 (the “supplemental indenture” and, together with the base indenture, the “Indenture”), between us and Wilmington Trust, National Association, as trustee (the “trustee”). The Notes will be issued in three series of U.S. dollar denominated Notes. We will initially issue $1,250,000,000 aggregate principal amount of 5.050% senior notes that will mature on July 12, 2027 (the “2027 Notes”), $2,250,000,000 aggregate principal amount of 5.050% senior notes that will mature on July 12, 2029 (the “2029 Notes”) and $1,500,000,000 aggregate principal amount of 5.150% senior notes that will mature on November 15, 2031 (the “2031 Notes” and together with the 2027 Notes and 2029 Notes, the “Notes”).

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about July 12, 2024, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to closing may be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll free), BNP Paribas Securities Corp. at +1 (800) 854-5674 (toll free) or HSBC Securities (USA) Inc. at 1-866-811-8049 (toll free).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.